SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 11-K

(Mark One)

[ ]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended

[X]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from December 31, 2004 to December 31, 2004

Commission File Number: 1-3950

FORD MOTOR COMPANY TAX-EFFICIENT
SAVINGS PLAN FOR HOURLY EMPLOYEES
(Full title of the plan)

FORD MOTOR COMPANY
One American Road
Dearborn, Michigan 48126

(Name of the issuer of the securities held
pursuant to the plan and the address of
its principal executive office)

2
Required Information

Financial Statements and Schedules

Statements of Net Assets Available for Benefits as of December 31, 2004 and December 30, 2004.

Statements of Changes in Net Assets Available for Benefits for the one day period ended December 31, 2004.

Schedule I - Schedule of Assets Held at End of Year as of December 31, 2004.

EXHIBITS

Designation	Description	Method of Filing

Exhibit 23.1	Consent of Plante & Moran, PLLC	Filed with this Report

Exhibit 23.2	Consent of PricewaterhouseCoopers LLP	Filed with this Report

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Ford Motor Company Tax-Efficient Savings Plan for Hourly Employees Committee has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

TAX-EFFICIENT SAVINGS PLAN FOR HOURLY EMPLOYEES

Date: June 27, 2006	By:	/s/Mike Chilen
Mike Chilen, Chair
Tax-Efficient Savings Plan for Hourly Employees Committee

3

EXHIBIT INDEX

Designation	Description

Exhibit 23.1	Consent of Plante & Moran, PLLC

Exhibit 23.2	Consent of PricewaterhouseCoopers LLP

Ford Motor Company
Tax-Efficient Savings Plan
for Hourly Employees

Financial Report

December 31, 2004

Ford Motor Company Tax-Efficient Savings Plan for Hourly
Employees

Contents

Report Letters	1-2

Statement of Net Assets Available for Benefits	3

Statement of Changes in Net Assets Available for Benefits	4

Notes to Financial Statements	5-13

Schedule of Assets Held at End of Year	Schedule 1

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
The Ford Motor Company Tax-Efficient
Savings Plan for Hourly Employees

We have audited the accompanying statements of net assets available for benefits of the Ford Motor Company Tax-Efficient Savings Plan for Hourly Employees as of December 31, 2004 and the related statement of changes in net assets available for plan benefits for the one day period ended December 31, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets of the Plan as of December 31, 2004, and the changes in net assets for the one day period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year as of December 31, 2004 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. This supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Plante & Moran, PLLC

Southfield, Michigan
June 20, 2006

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
The Ford Motor Company Tax-Efficient
Savings Plan for Hourly Employees

In our opinion, the accompanying statement of net assets available for benefits presents fairly, in all material respects, the net assets available for benefits of Ford Motor Company Tax-Efficient Savings Plan for Hourly Employees (the “Plan”) at December 30, 2004 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/PricewaterhouseCoopers LLP

Detroit, Michigan
June 22, 2005

Ford Motor Company Tax-Efficient Savings Plan for Hourly
Employees

Statement of Net Assets Available for Benefits

	December 31, 2004	December 30, 2004

Assets
Participant-directed investments
Investment in Ford Defined Contribution Plans
Master Trust (Note 3)	$4,357,326,310	$4,372,337,900
Participant loans	218,228,775	218,082,965

Net Assets Available for Benefits	$4,575,555,085	$4,590,420,865

See Notes to Financial Statements.

Ford Motor Company Tax-Efficient Savings Plan for Hourly
Employees

Statement of Changes in Net Assets Available for Benefits
One-day Period Ended December 31, 2004

Additions
Interest on participant loans	$16,708
Transfers in from other qualified plans	4,225,557

Total additions	4,242,265

Deductions
Net investment loss from interest in the Ford Defined Contribution
Plans Master Trust (Note 3)	(19,028,695)
Withdrawal of participants' accounts	(79,167)
Administrative expenses	(183)

Total deductions	(19,108,045)

Net Decrease in Net Assets Available for Benefits	(14,865,780)

Net Assets Available for Benefits
December 30, 2004	4,590,420,865

December 31, 2004	$4,575,555,085

See Notes to Financial Statements.

Ford Motor Company Tax-Efficient Savings Plan for Hourly
Employees

Notes to Financial Statements
December 31, 2004 and December 30, 2004

Note 1 - Description of the Plan

The following description of the Ford Motor Company Tax-Efficient Savings Plan for Hourly Employees (the “Plan”) provides only general information. The Plan was established effective January 1, 1985. Participants should refer to the provisions of the Plan that are governed in all respects by the detailed terms and conditions contained in the Tax Efficient Savings Agreement and Plan in Volume III of the agreement between the UAW and the Ford Motor Company (the “Company”) dated September 15, 2003.

Type and Purpose of the Plan - The Plan is a defined contribution plan established to encourage and facilitate systematic savings and investment by eligible hourly employees of the Company and to provide them with an opportunity to become stockholders of the Company. The Plan includes provisions for voting shares of Company stock. It is subject to certain provisions of the Employee Retirement Income Security Act of 1974 (ERISA) applicable to defined contribution pension plans.

Eligibility and Vesting - Hourly employees are eligible to participate in the Plan three months after their original date of hire. Certain other part-time and temporary employees may also be eligible to participate in the Plan. Participation in the Plan is voluntary. Employees immediately vest 100 percent in the Plan.

Contributions - Participants can contribute to the Plan on both a pretax and after-tax basis. Effective April 1, 2004, under the Plan and subject to limits required by the Internal Revenue Code (IRC), participants may elect to contribute up to an aggregate 50 percent of their eligible wages on a pretax and/or after-tax basis. Participants may also elect to contribute all, or a portion of their distributions under the Company’s Profit Sharing Plan to the Plan on a pretax basis. Pretax contributions are excluded from participant’s federal and most state and local taxable income.

Subject to Ford Motor Company approval, participants may elect to roll over amounts from other qualifying plans or arrangements in accordance with the Internal Revenue Code.

Participant Accounts - A participant’s account balance is comprised of their contributions and investment income earned from the individual investment options selected by the participant. Certain investment options will charge a fee on short-term transfers which is paid from the participant’s account. The benefit to which a participant is entitled is determined from the participant’s vested account balance.

Ford Motor Company Tax-Efficient Savings Plan for Hourly
Employees

Notes to Financial Statements
December 31, 2004 and December 30, 2004

Note 1 - Description of the Plan (Continued)

Distributions - Plan assets may not be withdrawn by participants until the termination of their employment or until they reach 59-1/2 years of age, except in the case of personal financial hardship. After-tax assets can be withdrawn at any time without restriction.

Master Trust Investment Options and Participation - Participant contributions are invested in accordance with the participant’s election in one or more investment, which is held in the Ford Defined Contribution Plans Master Trust (the “Master Trust”) (see Note 3). The following participant-directed investment options were available to plan participants as of December 30, 2004 and during the one day period ended December 31, 2004:

Fidelity Magellan Fund
Fidelity Contrafund
Fidelity Equity-Income Fund
Fidelity Growth Company Fund
Fidelity Overseas Fund
Fidelity Real Estate Investment Portfolio Fund
Fidelity Capital Appreciation Fund
Fidelity Dividend Growth Fund
Fidelity Freedom Income Fund
Fidelity Freedom 2000 Fund
Fidelity Freedom 2010 Fund
Fidelity Freedom 2020 Fund
Fidelity Freedom 2030 Fund
Fidelity Freedom 2040 Fund
Interest Income Fund
Barclays Global Investor EAFE Equity Index Fund
PIMCO Total Return Fund
Domini Social Equity Fund
Morgan Stanley Institutional Global Value Equity A Fund
T. Rowe Price International Discovery Fund
T. Rowe Price High Yield Fund
PIMCO Total Return Fund III
Templeton Foreign Fund
Oakmark Select Fund
PIMCO Real Return Fund
Janus Aspen Growth Portfolio
Vanguard Institutional Index Fund
Royce Low-Priced Stock Fund

Ford Motor Company Tax-Efficient Savings Plan for Hourly
Employees

Notes to Financial Statements
December 31, 2004 and December 30, 2004

Note 1 - Description of the Plan (Continued)

Vanguard Explorer Fund
Neuberger Berman Genesis Fund
Bond Index Fund
Ford Stock Fund
Common Stock Index Fund
U.S. Extended Market Index

Investment Contracts with Insurance Companies - The Interest Income Fund is a stable value investment option of the Master Trust comprised of short-term fixed income securities and insurance contracts that seek to preserve principal. There is no immediate recognition of investment gains and losses on fixed income securities. Instead, the gain or loss is recognized over time by adjusting the interest rate credited to the fund under the contracts.

There were no reserves against contract value for credit risk of the contract issuer or otherwise during 2004. The average yield and crediting interest rate was approximately 4.00 percent for 2004. The crediting interest rate is based on a formula agreed upon with the issuer, but may not be less than 0 percent. Such interest rates are reviewed on an annual basis for resetting.

Transfers of Assets - The Plan permits the transfer of assets among investment options held by the Master Trust, subject to certain trading restrictions imposed on some of the investment options.

Participant Loans - The Plan permits loans to participants from both their pretax and after-tax accounts. Monthly loan interest rates are based on the prime rate published in The Wall Street Journal on the last business day of the prior month.

A participant is eligible to take out one loan per calendar year, and to have only four loans outstanding at any one time. Regular loans may be for a minimum of one year, but not exceeding five years. Home loans are for a period of ten years. Participant loans are included in the statements of net assets available for benefits. Loans that are considered to be in default by the Plan are reclassified as withdrawals.

Ford Motor Company Tax-Efficient Savings Plan for Hourly
Employees

Notes to Financial Statements
December 31, 2004 and December 30, 2004

Note 1 - Description of the Plan (Continued)

Related-Party Transactions - Certain Master Trust investment options are mutual funds and other investment products managed by Fidelity Management and Research Company, which is a wholly owned subsidiary of FMR Corp.. Fidelity Management Trust Company, also a wholly owned subsidiary of FMR Corp, is the trustee as defined by the Plan. Fidelity Investments Institutional Operations Company, Inc., also a wholly owned subsidiary of FMR Corp., is the administrator for the Plan. Additionally, Barclays Global Investors and World Asset Management are paid investment management fees by the Company on behalf of the Plan. Fees paid to these entities for trustee, administrative, and other fees qualify as related party transactions.

Note 2 - Summary of Significant Accounting Policies

Basis of Accounting - The financial statements of the Plan are prepared under the accrual method of accounting.

Investments - The mutual funds and common/collective trust funds are at net asset value of the shares/units held. The investment in the Ford Stock Fund and the investments in all other funds, except the Interest Income Fund, are valued on the basis of quoted year-end market prices. The Interest Income Fund is stated at contract value, which approximates fair value. Contract value represents contributions made under the contracts, plus interest at the annual contract rate, less withdrawals paid out to participants. Participant loans are valued at cost, which approximates fair value. The average S&P and Moody’s credit quality ratings for the underlying investments of the Interest Income Fund were AA+ and Aa1, respectively. The Common Stock Index Fund and the U.S. Extended Market Index Fund are stated at the aggregate market value of the individual collective pools included in each respective fund.

Purchases and sales of investments by the Master Trust are reflected on a trade-date basis. Dividend income is recorded on the ex-dividend date. Income from other investments of the Master Trust is recorded as earned on an accrual basis.

Contributions - Contributions to the Plan from participants are recorded in the period that payroll deductions are made from Plan participants.

Payment of Benefits - Benefits are recorded when paid.

Ford Motor Company Tax-Efficient Savings Plan for Hourly
Employees

Notes to Financial Statements
December 31, 2004 and December 30, 2004

Note 2 - Summary of Significant Accounting Policies (Continued)

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties - The Master Trust’s invested assets consist of Company stock, equity and fixed income mutual funds, equity and fixed income commingled institutional pools, and stable value investments. Investment securities are exposed to various risks, such as interest rate, market, and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

New Accounting Pronouncements - In December 2005, the Financial Accounting Standards Board (FASB) issued FASB Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (FSP). This FSP makes the definition of benefit-responsive more restrictive so that certain investment contracts currently reported at contract value may need to be reported at fair value. Management has not yet determined the impact this standard, which is effective for the plan year ending December 31, 2006, will have on the Plan's financial statements.

Note 3 - The Master Trust

The Company established the Master Trust pursuant to a trust agreement between the Company and Fidelity Management Trust Company, as trustee of the funds, in order to permit the commingling of trust assets of several employee benefit plans for investment and administrative purposes. The assets of the Master Trust are held by Fidelity Management Trust Company.

Ford Motor Company Tax-Efficient Savings Plan for Hourly
Employees

Notes to Financial Statements
December 31, 2004 and December 30, 2004

Note 3 - The Master Trust (Continued)

Employee benefit plans participating in the Master Trust as of December 31, 2004 and December 30, 2004 include the following defined contribution plans:

•	Ford Motor Company Savings and Stock Investment Plan for Salaried Employees
•	Ford Motor Company Tax-Efficient Savings Plan for Hourly Employees
•	Ford Retirement Plan

All transfers to, withdrawals from, or other transactions regarding the Master Trust shall be conducted in such a way that the proportionate interest in the Master Trust of each plan and the fair market value of that interest may be determined at any time. The interest of each such plan shall be debited or credited (as the case may be): (i) for the entire amount of every contribution received on behalf of such plan (including participant contributions), every distribution, or other expense attributable solely to such plan, and every other transaction relating only to such plan; and (ii) for its proportionate share of every item of collected or accrued income, gain or loss, and general expense, and of any other transactions attributable to the Trust or that investment option as a whole.

A summary of the assets of the Master Trust as of December 31, 2004 and December 30, 2004 is as follows:

	December 31,	December 30,
	2004	2004

Investments - fair value:
Ford Stock Fund	$5,644,011,155	$5,693,849,086
Mutual funds	4,040,384,845	4,042,361,656
Interest Income Fund	3,167,253,990	3,163,190,417
Common and commingled institutional
pools	1,403,002,700	1,413,886,396

Total Master Trust investments	$14,254,652,690	$14,313,287,555

Ford Motor Company Tax-Efficient Savings Plan for Hourly
Employees

Notes to Financial Statements
December 31, 2004 and December 30, 2004
Note 3 - The Master Trust (Continued)

During the one-day period ended December 31, 2004, the Master Trust investment loss was comprised of the following:

Net appreciation (depreciation):
Mutual funds	$(4,170,114)
Common and commingled institutional pools	(144,114)
Ford Stock Fund	(64,095,862)

Total net depreciation	(68,410,090)

Interest and dividend income	11,660,537

Total Master Trust investment loss	$(56,749,553)

The Plan's interest in the Master Trust represented approximately 31 percent of the total assets in the Master Trust at both December 31, 2004 and December 30, 2004.

A summary of assets of the Plan as of December 31, 2004 and December 30, 2004 is as follows:

	December 31,	December 30,
	2004	2004

Investments - fair value:
Ford Stock Fund	$1,909,481,572	$1,925,603,298
Mutual funds	1,007,259,112	1,006,894,291
Interest Income Fund	1,074,350,671	1,073,162,542
Common and commingled institutional
pools	366,234,955	366,677,769

Total Plan investments	$4,357,326,310	$4,372,337,900

Ford Motor Company Tax-Efficient Savings Plan for Hourly
Employees

Notes to Financial Statements
December 31, 2004 and December 30, 2004

Note 3 - The Master Trust (Continued)

During the one-day period ended December 31, 2004, the Plan investment loss was comprised of the following:

Net appreciation (depreciation):
Mutual funds	$(1,122,895)
Common and commingled institutional pools	(24,129)
Ford Stock Fund	(21,676,585)

Total net depreciation	(22,823,609)

Interest and dividend income	3,794,914

Total Plan investment loss	$(19,028,695)

Note 4 - The Ford Stock Fund

The Ford Stock Fund is a unitized account that is comprised exclusively of Ford Motor Company common stock except a small portion of the fund is invested in cash or a cash equivalent or other short term investments to provide liquidity for daily activity.

The Ford Stock Fund consists of assets from the following sources: employee contributions (including rollovers), employee loan repayments, exchanges into the fund from other investment options, earnings, and dividends. All participant assets are self-directed.

Information about the Master Trust net assets relating to the Ford Stock Fund is as follows at December 31, 2004 and December 30, 2004:

	December 31,	December 30,
	2004	2004

Net assets - Ford Stock Fund (including
Fidelity money market cash of
$78,446,338 and $88,011,068 at
December 31, 2004 and
December 30, 2004, respectively)	$5,644,011,155	$5,693,849,086

Ford Motor Company Tax-Efficient Savings Plan for Hourly
Employees

Notes to Financial Statements
December 31, 2004 and December 30, 2004

Note 5 - Plan Amendment

Effective December 31, 2004, the Plan fiscal year changed to a calendar year ending December 31.

Note 6 - Tax Status

The Internal Revenue Service (IRS) has determined and informed the Company by letter dated July 8, 2003, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (the “Code”). The Plan has since been amended through April 13, 2006. The Company believes that the Plan is currently designed and being operated in compliance with the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Note 7 - Administration of Plan Assets

The Master Trust assets are held by the Trustee of the Plan, Fidelity Management Trust Company.

Certain administrative functions are performed by officers or employees of the Company or its subsidiaries. No such officer or employee receives compensation from the Plan, nor does the Company allocate any costs to the Plan.

Note 8 - Plan Termination

The Company, by action of the Board of Directors, may terminate the Plan at any time. Termination of the Plan would not affect the rights of a participant as to the continuance of investment, distribution or withdrawal of the securities, cash and cash value of the Ford Stock Fund units in the account of the participant as of the effective date of such termination. In the event of termination, all loans would become due immediately upon such termination. There are currently no plans to terminate the Plan.

Note 9 - Subsequent Event

Effective May 18, 2006, United States Trust Company, National Association has been appointed as the independent fiduciary and investment manager for the Ford Stock Fund that holds shares of common stock of Ford Motor Company.

Ford Motor Company Tax-Efficient Savings Plan for Hourly
Employees

Schedule of Assets Held at End of Year
Form 5500, Schedule H, Item 4i
EIN 38-0549190, Plan 025
December 31, 2004

(a)(b) Identity of Issuer, Lessor, Borrower, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value

* Participants	Participant loans bearing interest at rates ranging
	from 4.0 percent to 9.5 percent	-	$ 218,228,775

* Denotes party in interest

Schedule 1